[CGSH Letterhead]

Writer's Direct Dial +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

October 3, 2013

Via EDGAR

Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Credit Suisse Group AG Credit Suisse AG Form 20-F for the Fiscal Year Ended December 31, 2012 Filed March 23, 2013 Form 6-K Filed July 31, 2013 File Nos. 001-15244 and 001-33434

Dear Mr. Vaughn:

By letter dated September 27, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Exchange Act filings of Credit Suisse Group AG (“Credit Suisse”) and Credit Suisse AG (“the Bank”) referenced above.

As discussed today with Ms. Yolanda Trotter of the Staff, Credit Suisse and the Bank require additional time to collect and analyze the information required to respond to such comment letter. Accordingly, as agreed with Ms. Trotter, Credit Suisse and the Bank will file their response via EDGAR on or before October 25, 2013.

We and our clients very much appreciate the Staff’s accommodation and thank you for your understanding.

Should you require any additional information with regard to this matter, please do not hesitate to contact me at (212) 225-2190.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch